

May 18, 2021

Gregory Bankston
Manager
UC Asset LP
2299 Perimeter Park Drive, Suite 120
Atlanta, Georgia 30341

> **Re: UC Asset LP**
> **Amendment No. 4 to Registration Statement on Form 10-12G**
> **Filed April 29, 2021**
> **File No. 000-56203**

Dear Mr. Bankston:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Amendment No. 4 to Registration Statement on Form 10-12G filed April 29, 2021

Note 4 - Fair Value of Financial Instruments, page F-9

1. We note your response to comment 2 and the related revisions to your disclosure. Please address the following with respect to your response:
    - In a previous response, you stated that your 100% owned subsidiaries are not consolidated in accordance with ASC 946-810-45-2 as the subsidiaries were not investment companies. Given your revised conclusion that these subsidiaries are investment companies, please explain to us why they have not been consolidated.
    - Please provide us with your analysis explaining how you arrived at the conclusion that your subsidiaries meet the investment company criteria in accordance with ASC 946. In particular, given your disclosure on page 2 that your subsidiaries are involved in the acquisition, development/renovation, rental and sale of real estate properties, explain to use how you concluded the subsidiaries do not perform substantive non-investment company activities.

- In your response you indicate that your subsidiaries are single investor investment companies in accordance with ASC 946-10-55-18. Please confirm for us that these entities have been formed to support the interests of the wider group of investors in UC Asset LP. If that is the case, tell us whether you believe the activities of these subsidiaries should be attributed to UC Asset LP.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Richard W. Jones